Media release

Oyu Tolgoi signs Project Finance agreement

15 December 2015

The development of the Oyu Tolgoi underground mine in Mongolia took an important step forward today with the signing of a US$4.4 billion project financing agreement.

Oyu Tolgoi has secured Project Finance for the underground mine development with funding by international financial institutions and export credit agencies representing the governments of the United States, Canada and Australia, along with 15 commercial banks.

Today’s signing in Ulaanbaatar follows the agreement earlier this year of the Oyu Tolgoi Underground Mine Development and Financing Plan by the Government of Mongolia, Turquoise Hill Resources and Rio Tinto, which set out a pathway towards development, including the basis for the funding of the project.

Rio Tinto and all Oyu Tolgoi shareholders will now continue to work towards updating the feasibility study, including the revised capital estimates, and securing all necessary permits for the development of the underground mine. Once these steps have been completed the project will be submitted to the various boards for approval and the $4.4 billion tranche will be drawn down.

Rio Tinto Copper and Coal chief executive Jean-Sébastien Jacques said “This Project Finance agreement is significant in the industry and is the next important step towards further development of the world class Oyu Tolgoi mine in Mongolia.

“This kind of mining development partnership model sets the industry benchmark for future schemes and underscores Rio Tinto’s commitment to responsible and prudent growth. Long-term copper fundamentals remain strong and Oyu Tolgoi as a tier one asset will be a globally important source of supply as the market moves back into structural deficit over the next few years.”

Under the project financing, Initial Senior Loans will total $4.4 billion and will consist of facilities provided and funded by Export Development Canada (“EDC”), the European Bank for Reconstruction and Development (“EBRD”), the International Finance Corporation (“IFC”), the Export-Import Bank of the United States, the Export Finance and Insurance Corporation of Australia (“Efic”) and commercial lenders comprising BNP Paribas, ANZ, ING, Société Générale Corporate & Investment Banking, Sumitomo Mitsui, Standard Chartered Bank, Canadian Imperial Bank of Commerce, Crédit Agricole, Intesa Sanpaolo, National Australia Bank, Natixis, HSBC, The Bank of Tokyo-Mitsubishi UFJ, KfW IPEX-Bank and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden. The Multilateral Investment Guarantee Agency (MIGA) provided political risk insurance for the commercial banks.

EDC, EBRD, IFC and BNP Paribas acted as Initial Mandated Lead Arrangers and Standard Chartered Bank as Initial Lead Arranger. BNP Paribas was the sole bookrunner of the $2.34 billion facilities funded by the commercial banks, together with EBRD and IFC on their respective B loans.

The parties have agreed a debt cap of $6 billion, providing the option for an additional $1.6 billion of Supplemental Debt in future.

For more details of the project financing facility please refer to the announcement released by Turquoise Hill Resources Limited today at: www.turquoisehill.com/s/news_releases.asp?ReportID=733885.

Note to editors

Oyu Tolgoi is a copper-gold mine in the South Gobi region of Mongolia and is one of the largest undeveloped high-grade copper deposits in the world.

Oyu Tolgoi has a workforce that is 95 per cent Mongolian and Oyu Tolgoi LLC has paid $1.3 billion in taxes, fees and other payments to the Government of Mongolia to date.

Construction of an open-pit mine was completed on schedule in less than 24 months and production started in 2013. More than 1.5 million tonnes of copper concentrate have now been produced from Oyu Tolgoi.

While all of the copper concentrate currently produced is from the open pit mine, more than 80 per cent of the value of Oyu Tolgoi lies in the proposed underground mine. All funding and work on the development of the underground mine was delayed in July 2013 but the Oyu Tolgoi Underground Mine Development and Financing Plan, agreed in May 2015, resolved key outstanding shareholder issues and set out an agreed basis for the funding of the project.

Some $6.4 billion has been invested to develop the open-pit mine at Oyu Tolgoi, with an additional $500 million of capital costs for initial development of the underground mine.

Oyu Tolgoi is seeking to raise up to $6 billion of limited recourse project finance to refinance existing shareholder funding and support development of the underground phase. The initial project finance tranche of $4.4 billion has been secured today and will be drawn down subject to customary approvals as well as Rio Tinto, Turquoise Hill Resources and Oyu Tolgoi board approval of the underground mine development. The Oyu Tolgoi underground development will be funded by this project finance debt and cash flows from Oyu Tolgoi’s open-pit operations plus cash held by Turquoise Hill Resources.

Rio Tinto was advised by Rothschild while Sullivan & Cromwell LLP acted as legal counsel. Milbank, Tweed, Hadley & McCloy LLP acted as legal counsel for the lender group.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.

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